

1
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Tuesday, 8 August 2006
SUBJECT:	ASX Announcement
PAGES (Inc. cover)	3

SUPPL

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange –


06015846

1. BresaGen Limited Trading Halt, dated 4 August, 2006.

Yours sincerely
Irene Thompson

for
Trudy Fenton
Corporate Administrator

If there are any problems with this transmission, call 08 8234 2660

FAX TRANSMISSION

McCULLOUGH ROBERTSON
lawyers
Success in business

Level 11 Central Plaza Two
66 Eagle Street Brisbane Qld 4000

GPO Box 1855
Brisbane Qld 4001 Australia

Telephone 07 3233 8888
International + 617 3233 8888
Fax 07 3229 9949

Ausdoc DX 158 Brisbane
Email info@mccullough.com.au
www.mccullough.com.au

ABN 42 721 345 951

Partner	Brett Heading
Writer	Reece Walker
Direct Line	07 3233 8654
E-mail	rwalker@mccullough.com.au
Our Reference	RWW:JBE

4 August 2006

Mr Justin Nelson
ASX

Fax 08 8216 5099

Dear Justin

BRESAGEN LIMITED ('BGN') - REQUEST FOR TRADING HALT

We act on behalf of Bresagen Limited. The company requests an immediate trading halt pending a further announcement by the company.

Bresagen Limited is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Reece Walker
Senior Associate

enclosure
1215536v1/S2


ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

4 August 2006

BRESAGEN LIMITED

TRADING HALT

The securities of BresaGen Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 8 August 2006 or when the announcement is released to the market.

Security Code: BGN

Justin Nelson
Manager, Issuers (Adelaide)